Salisbury Bancorp, Inc.
                                5 Bissell Street
                                   PO Box 1868
                               Lakeville, CT 06039


                                                              September 16, 2009

VIA EDGAR

Mr. Eric Envall
Staff Attorney
Division of Corporate Finance
U. S. Securities and Exchange Commission
Washington, DC  20549

         Re:      Salisbury Bancorp, Inc.
                  Registration Statement on Form S-3
                  File No.:  33-160767

Dear Mr. Envall:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Salisbury Bancorp, Inc. ("Salisbury") hereby requests that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement and declare the Registration Statement effective as of September 18, 2009 at 9:30 A.M. or as soon thereafter as possible.

         In connection therewith, Salisbury hereby acknowledges that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Salisbury from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o Salisbury may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please confirm the date and time of effectiveness in writing.

                                  Sincerely,

                                    /s/ Richard J. Cantele, Jr.
                                    ---------------------------
                                  Richard J. Cantele, Jr.
                                  President and Chief Executive Officer